Filed by The ExOne Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The ExOne Company

Commission File No.: 001-35806

The following document was made available to employees of The ExOne Company on September 12, 2021

For Employees

Frequently Asked Questions about the DM-XONE Acquisition

Top Five reasons for the combination:

1.	To accelerate adoption of production metal 3D printing

2.	To offer a broader range of materials

3.	To solidify leadership in sand 3D printing for metalcasting

4.	To acquire a direct channel to drive premium capital equipment sales

5.	To improve manufacturing scale to improve gross margins

CUSTOMER

1.

I’m interested in a [specific ExOne/Desktop metal binder jet printer]. Will it be continued or changed in the next year? Both companies’ product lines are strong and highly complementary. Desktop has been focused on speed, while ExOne has been focused on material and other flexibility. We are not expecting any changes in the near term, but over time, the product lines will evolve.

2.

I’m currently cross-shopping an X1 and DM system, should I continue to make a choice or will ExOne metal products be absorbed as a product line into Desktop Metal? As always, select the system that’s best suited for your application; DM and X1 will maintain support for the systems they sell.

3.

What guarantee do I have that if I purchase this product in the next three months that it will remain in production if I buy it now? (For example, if I buy an InnoventPro today, is there a chance I’ll get pushed to a P1/Shop instead?) Desktop and X1 will maintain support for the products the two companies sells.

4.

Does Desktop have any plans to combine DM Single Pass and X1 Triple ACT? Should I just wait for that system? This deal is about bringing the best of both companies together. Over time, it’s natural that some of the core technologies may be shared across the entire product line.

5.

Will the [machine/material development teams] for metal be combined or should I be choosing to work with one or the other? While integration plans will be developed after the deal closes, we encourage you to work with the team you feel best suits your needs today.

6.	Will Desktop continue to offer the X1 Metal Designlab? Though the exact product line plans will be developed after the deal closes, DM and X1 will continue to support the systems they sell.

7.

What happens to ExOne’s sand 3D printer line? With this acquisition, ExOne will expand its market-leading position in sand 3D printing. Desktop owns an affordable robotics-based sand 3D printer, called Viridis3D, that we believe will give us an attractive entry point for metalcasting and other customers going forward.

8.

Where will I get my service for my ExOne/DM machine in the future? You would continue to get the service from the same channels and resources that you do today. We anticipate over time improving our capabilities and that news will be shared once it’s available.

EMPLOYEE

9.

What does this mean for my job? Will my job change or be eliminated? For now, ExOne will continue to operate as an independent entity. More details will come regarding the integration as we get closer to closing. Nevertheless, Desktop Metal has said they are merging with us to grow, and not to get cost savings.

10.

Will our benefits remain the same, health care and 401K contributions? In the Merger Agreement, Desktop Metal has agreed that for twelve months following the closing, the compensation and benefits of employees of ExOne will remain, in the aggregate, no less favorable than prior to the closing of the transactions contemplated by the Merger Agreement. Please be assured we will provide more details as they will become available prior to closing.

11.	Will I continue to report to my current supervisor? ExOne will continue to operate as an independent entity for the next several months until the closing.

12.

Will DM be eliminating products in our lineup? ExOne will continue to operate as an independent entity for the next several months until the closing. Post-closing, Ric Fulop has emphasized that our product portfolios and go-to-market strategies are complementary, so ExOne’s offerings will fill the gaps between Desktop Metal solutions.

13.	Will DM be eliminating or changing any services? ExOne will continue to operate as an independent entity for the next several months until the closing.

14.

Where will DM be making investments in ExOne? Ric Fulop, Desktop’s CEO had referred to the Desktop’s world-class front-end software tools that include proprietary sinter simulation and build prep solutions as well as their proprietary and mass-produced furnace technology, which were developed entirely in-house. He believes together we can evolve a subset of ExOne’s products into more turnkey solutions that will make them easier for customers to adopt and take into production. This combination will allow us to focus more on the next frontiers of AM to make it more accessible to larger industrial customers, including full process automation, quality control, and additional scale.

15.

Can I apply for a new job within the new company? Is there a waiting period for that? For now, ExOne will continue to operate as an independent entity. More details will come regarding the integration as we get closer to closing.

16.

These two companies have different sales team strategies. How will that be reconciled? Through this transaction Desktop’s channel partners will gain additional products to monetize from ExOne’s more entry-level offerings, while Desktop will add to their sales capacity on Production System offerings by leveraging ExOne’s highly complementary direct sales team members. Combined, Ric Fulop thinks that there’s a significant cross-selling synergy opportunity here. The combined company will also multiply the service capacity for our customers, including full-time and fully-trained reseller technicians, across the globe and across our product portfolio from entry-level to large format and mass production solutions.

17.

Will I have to move to Boston or Detroit (where DM now has facilities through EnvisionTEC)? For now, ExOne will continue to operate as an independent entity. More details will come regarding the integration as we get closer to closing.

18.

What if I don’t want to stay here under DM leadership? Is there an incentive to stay for a period of time? Will they offer buyouts of any kind to people who volunteer to leave? – For now, ExOne will continue to operate as an independent entity. More details will come regarding the integration as we get closer to closing.

19.

What happens to my stock options? There will be an open window starting on Friday, August 13, 2021 at 5pm, in which vested stock options can still be exercised as usual. If you do not exercise the stock options prior to the closing, they will be cancelled and you will receive the Merger Consideration for each stock option. Unvested stock options will be replaced by equivalent Desktop Metal stock options. Similarly, if not sold prior to closing, vested restricted stock will receive Merger Consideration and unvested restricted stock will accelerate and receive Merger Consideration.

20.

Will Kent Rockwell retain any significant ownership of the combined entity? Will we lose our voice? Kent Rockwell is supportive and has signed an agreement to vote his shares in favor of the agreement.

21.

Is John Hartner staying? Who will lead ExOne as an entity if he goes? For now, ExOne will continue to operate as an independent entity with John Hartner as CEO. More details will come regarding the integration as we get closer to closing.

22.

Will there be reductions in non-engineering departments? For now, ExOne will continue to operate as an independent entity with John Hartner as CEO. More details will come regarding the integration as we get closer to closing.

23.

Who will be in charge of R&D? Who will be in charge of systems? Will there be any leadership changes? For now, ExOne will continue to operate as an independent entity with John Hartner as CEO. More details will come regarding the integration as we get closer to closing.

Important Information

Additional Information and Where to Find It

This communication relates to a proposed transaction between Desktop Metal, Inc. (“DM”) and The ExOne Company (the “Company” or “ExOne”). In connection with the proposed transaction, DM will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a proxy statement/prospectus of DM. A proxy statement/prospectus will be sent to all of the Company’s stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and the Company’s stockholders may obtain free copies of the proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by DM or the Company through the website maintained by the SEC at www.sec.gov. The documents filed by DM with the SEC also may be obtained free of charge at DM’s website at ir.desktopmetal.com. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at investor.exone.com.

Participants in the Solicitation

DM and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 1, 2021. Information about DM’s directors and executive officers is set forth in DM’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 17, 2021. To the extent that holdings of DM’s or the Company’s securities have changed since the amounts printed in DM’s or the Company’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Safe Harbor Regarding Forward Looking Statements

This communication relates to a proposed business combination transaction between DM and the Company and may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the Company’s future financial or business performance, strategies, or expectations. Forward-looking statements typically are identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” as well as similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could” and “may.”

The Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to risk factors previously disclosed in the Company’s filings with the SEC, including its Annual Report on Form 10-K, the following factors, among others, could cause results to differ materially from forward-looking statements or historical performance: the severity and duration of world health events, including the COVID-19 outbreak and the related economic repercussions and operational challenges; the ability of DM and ExOne to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to ExOne’s business if the transaction is not consummated; successful integration of DM’s and ExOne’s businesses and realization of synergies and benefits; the ability of DM to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; business disruption following the transaction; ExOne’s ability to consistently generate operating profits; fluctuations in ExOne’s revenues and operating results; ExOne’s competitive environment and its competitive position; ExOne’s ability to enhance its current 3D printing machines and technology and to develop and introduce new 3D printing machines; ExOne’s ability to qualify more industrial materials in which it can print; demand for ExOne’s products; the availability of skilled personnel; the impact of loss of key management; the impact of customer specific terms in machine sale agreements in determining the period in which ExOne recognizes revenue; risks related to global operations including effects of foreign currency and COVID-19; dependency on certain critical suppliers; nature or impact of alliances and strategic investments; reliance on critical information technology systems; the effect of litigation, contingencies and warranty claims; liabilities under laws and regulations protecting the environment; the impact of governmental laws and regulations; operating hazards, cyberattacks, war, terrorism and cancellation or unavailability of insurance coverage; the impact of disruption of ExOne’s manufacturing facilities or ExOne Adoption Centers; the adequacy of ExOne’s protection of its intellectual property; expectations regarding demand for ExOne’s industrial products, and other matters with regard to outlook; and other factors beyond our control, including the impact of COVID-19. A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy statement/prospectus. For additional information about other risks and uncertainties that could cause actual results of the transaction to differ materially from those described in the forward-looking statements in this communication of ExOne’s business, financial condition, results of operations and prospects generally, please refer to the Company’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in the Form 8-K to be filed by the Company in connection with the transaction, the Form 10-Q filed with the SEC on August 11, 2021 and such other reports as ExOne has filed or may file with the SEC from time to time. For additional information about risks and uncertainties that may cause actual results of the transaction to differ materially from those described, please refer to DM’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in such reports. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Except as required by applicable law, neither DM nor ExOne will update any forward-looking statements to reflect new information, future events, changed circumstances or otherwise.